Subject: Introduction

Hi [Name],

I'm Lidio Meireles, founder of a company called Immunomatics.

I thought you might find what we're working on interesting, so I wanted to reach out and introduce myself.

I started the company after my own stem cell transplant for lymphoma, when my doctors had several potential donors and no reliable way to know which would be the safest choice.

We're working on a solution that scores the rejection risk on specific donor-recipient mismatches before transplant, so transplant teams can choose safer donors.

If the work succeeds, fewer transplants fail. More patients find a viable donor, especially patients from underrepresented populations who today struggle to find compatible matches.

Would you mind if I sent over a little more about what we're working on?

Best,
Lidio

Lidio Meireles, PhD
Founder, Immunomatics

Subject: AI in Precision Medicine: Immunomatics Intro

Hi [Name],

[Comment linking investor’s thesis with Immunomatics]

I’m Lidio Meireles—a scientist, transplant survivor, and the founder of Immunomatics. We are a healthtech company dedicated to transforming organ and blood stem cell transplant outcomes through next-generation donor-recipient matching.

Today, the stakes in transplantation are unacceptably high. One in five kidney transplants fails within five years due to immune rejection, and graft-versus-host disease (GVHD) remains a leading cause of mortality in stem cell recipients. The key to mitigating these tragic outcomes lies at the very beginning: donor selection.

At Immunomatics, we leverage AI and advanced HLA compatibility modeling to predict rejection risk before transplantation. Our technology aims to empower clinicians to optimize donor selection and personalize immunosuppression for every patient.

Proud to be supported by a $207K NIH SBIR Phase I award and to collaborate with the UC San Diego Transplantation Lab, we’re now raising capital to conduct pilot programs and validate our technology.

Would you be open to a brief 15-minute introductory call next week to learn more about our mission and roadmap?

Thank you for your time and consideration.

Sincerely,

Lidio Meireles, PhD

Founder & CEO, Immunomatics, Inc.